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                             July 28, 2020

       Steven Morris
       Chief Executive Officer
       BioLife4D Corp
       318 Half Day Road, Suite 201
       Buffalo Grove, IL 60089

                                                        Re: BioLife4D Corp
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Offering Circular No. 3
                                                            Filed July 20, 2020
                                                            File No. 024-10779

       Dear Mr. Morris:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-qualification Offering Circular No. 3

       Consent of Independent Auditor

   1. Please file an updated consent of your independent auditor. Please ensure that the correct periods are referenced
in the consent. The periods referred to in the consent should be consistent with the
audited financial statements and the dates of the report of your independent auditor.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Steven Morris
BioLife4D Corp
July 28, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.



                                                          Sincerely,
FirstName LastNameSteven Morris
                                                          Division of
Corporation Finance
Comapany NameBioLife4D Corp
                                                          Office of Trade &
Services
July 28, 2020 Page 2
cc:       Jillian Sidoti, Esq.
FirstName LastName